UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LOJACK CORPORATION

(Name of Subject Company)

LOJACK CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

539451104

(CUSIP Number of Class of Securities)

Randy L. Ortiz

President and Chief Executive Officer

LoJack Corporation

40 Pequot Way

Canton, Massachusetts 02021

(781) 302-4200

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Jacqueline Mercier, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on February 16, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”) by LoJack Corporation, a Massachusetts corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Lexus Acquisition Sub, Inc., a Massachusetts corporation and a wholly-owned subsidiary of CalAmp Corp., a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price of $6.45 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately preceding the heading “Cautionary Statement Regarding Forward-Looking Statements”:

“Expiration of the Offer and Commencement of a Subsequent Offering Period

The Offer expired at 12:00 midnight, Eastern time on Monday, March 14, 2016 (one minute after 11:59 p.m. Eastern time on Monday, March 14, 2016) (the “Expiration Time”). The depositary for the Offer has advised Parent and Purchaser that, as of such time, an aggregate of approximately 15,001,866 Shares were tendered into, and not withdrawn from, the Offer (including 75,907 Shares tendered by notices of guaranteed delivery). Excluding Shares tendered by notices of guaranteed delivery that have not yet been delivered in settlement or satisfaction of such guarantees, the validly tendered Shares, together with the 850,100 Shares already owned by Purchaser, represent approximately 80.2% of the outstanding Shares on a fully diluted basis. As a result, the Minimum Condition has been satisfied and all conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

As permitted by the Merger Agreement, Parent commenced a subsequent offering period for three (3) business days, which will expire at 12:00 midnight, Eastern time on Thursday, March 17, 2016 (one minute after 11:59 p.m. Eastern time on Thursday, March 17, 2016). The purpose of this subsequent offering period is to enable the Company shareholders who have not previously tendered their Shares in the Offer to do so and promptly receive the Offer Price that was paid during the initial Offer. During the subsequent offering period, tendering shareholders will not have withdrawal rights.

If, following expiration of the subsequent offering period, Purchaser owns more than 90% of the issued and outstanding Shares, Parent will effect a short-form merger of Purchaser into the Company in accordance with Section 11.05 of the MBCA as soon as reasonably practicable and, thereafter, the Company will be a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable within one (1) business day following the expiration of a subsequent offering period, to purchase from the Company, with certain limitations, the number of Shares necessary for Purchaser to complete a short-form merger with the Company. Purchaser plans to exercise the Top-Up Option in accordance with the Merger Agreement if, following expiration of the subsequent offering period, Purchaser owns at least 82.2% but less than 90% of the issued and outstanding Shares.

Upon completion of the short-form merger, each outstanding Share that was not acquired by Purchaser in the Offer, other than Shares owned by Parent or Purchaser, and Shares held by shareholders who properly exercise appraisal rights, if available under Massachusetts law, will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes.

Upon completion of the Merger, the Surviving Company will become a wholly-owned subsidiary of Parent. The Company will also be delisted from the NASDAQ stock exchange.

The full text of the joint press release issued by Parent and the Company on March 15, 2016 in connection with the expiration of the Offer is filed as Exhibit (a)(11) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

“Item 9. Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.

(a)(11)	Joint Press Release issued by the Company and Parent, dated March 15, 2016	Schedule TO	3/15/16	(a)(5)(B)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOJACK CORPORATION

Dated: March 15, 2016	By:	/s/ José M. Oxholm
	Name:	José M. Oxholm
	Title:	Senior Vice President and General Counsel